4D Molecular Therapeutics, Inc.

5858 Horton Street, #455

Emeryville, California 94608

December 8, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ada Sarmento

Suzanne Hayes

Jenn Do

Jeanne Baker

Re:	4D Molecular Therapeutics, Inc. Registration Statement on Form S-1 (Registration No. 333-250150)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-250150) (the “Registration Statement”) of 4D Molecular Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 10, 2020, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Potter at (650) 470-4809 or Phillip Stoup at (415) 391-0600.

Thank you for your assistance in this matter.

Very truly yours,

4D MOLECULAR THERAPEUTICS, INC.

By:	/s/ August Moretti
August Moretti
Chief Financial Officer

cc:	David Kirn, M.D., 4D Molecular Therapeutics, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Benjamin A. Potter, Latham & Watkins LLP

Phillip Stoup, Latham & Watkins LLP

David Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP